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                                                                   EXHIBIT 23.1

The Board of Directors
SpeedFam International, Inc.:

  We consent to incorporation by reference in the registration statements (No. 33-98026, 33-98566, and 33-98568) on Forms S-8 of SpeedFam International, Inc. of our reports dated July 3, 1996, relating to the consolidated balance sheets of SpeedFam International, Inc. and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of earnings, retained earnings, and cash flows for each of the years in the three-year period ended May 31, 1996, and related schedules, and the consolidated balance sheets of SpeedFam Co., Ltd. and subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 1996, which reports appear in the 1996 annual report on Form 10-K of SpeedFam International, Inc.

Chicago, Illinois
July 31, 1996